EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40‑F (the “Annual Report”) of Enerplus Corporation (the “Registrant”). We hereby further consent to the inclusion in the Annual Report of the Registrant’s Annual Information Form dated February 24, 2017 for the year ended December 31, 2016 which document makes reference to our firm and our report dated February 10, 2017 evaluating the Registrant’s shale gas and contingent resources interests effective December 31, 2016.

Dallas, Texas, U.S.A. February 24, 2017	NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer